

April 22, 2025

Robert Coldrake
Chief Financial Officer
Flutter Entertainment plc
300 Park Ave South
New York, New York 10010

      **Re: Flutter Entertainment plc**
           **Form 10-K for the Fiscal Year Ended December 31, 2024**
           **File No. 001-37403**

Dear Robert Coldrake:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results
Fiscal 2024 Compared to Fiscal 2023, page 80

1.     In your discussion of Group and segment results, you cite multiple factors as impacting your results of operations but provide little quantification of the contribution of each factor to the material changes in the various line items discussed. For example, your discussion of Group general and administrative expenses and your discussions of Adjusted EBITDA for each of your segments beginning on page 84 refer to various factors; however, you do not quantify the impact of these factors. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to quantify the contribution of each factor. Refer to Item 303(b) of Regulation S-K.

2.     We note in your discussion of the changes in income tax benefit(expense) that the movement is partially due to the tax impact of discrete adjustments. Please tell us what those discrete adjustments are and revise in future filings to discuss and quantify any material discrete items that impacted taxes.

Consolidated Financial Statements
Note 3. Segments and Disaggregation of Revenue, page 118

3.        We note your disclosure on page 158 that effective from the first quarter of 2025 the company will have two reportable segments: U.S. and International. Please describe the organizational and internal reporting changes that led to this change in reportable segments including whether you have two or four operating segments. Also, please address the following:

- If you now have two operating segments, tell us what financial or other information, if any, the CODM receives for UKI, International or Australia and explain how you determined that these geographic markets no longer meet the definition of an operating segment in ASC 280-10-50-1.

- If you continue to have four operating segments but now aggregate UKI, International and Australia into one reportable segment provide us with a detailed analysis explaining how you determined that these operating segments meet the aggregation criteria in ASC 280-10-50-11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Megan Masterson at 202-551-3407 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology